January 31, 2008

By EDGAR Electronic Transmission

Ms. Linda Cvrkel

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E. Mail Stop 3561

Washington, D.C. 20549

Re:	Darden Restaurants, Inc.

Form 10-K for the fiscal year ended May 27, 2007

Schedule 14A filed on August 6, 2007

File No. 1-13666 (please note that this is our Commission File Number; a different file number was listed on the Staff’s letter dated January 17, 2008)

Dear Ms. Cvrkel:

We are responding to your letter dated January 17, 2008 (“Comment Letter”), in which you provided comments on the Darden Restaurants, Inc. (the “Company”, “we” or “our”) Annual Report on Form 10-K for the fiscal year ended May 27, 2007 and the Schedule 14A filed on August 6, 2007. We appreciate the Staff’s comments. The numbered paragraphs in this response letter correspond to the sequentially numbered paragraphs of your Comment Letter. For ease of reference, the Staff’s comments appear in boldface immediately preceding the Company’s responses.

As requested in the Staff’s Comment Letter, the Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the above referenced filings. The Company acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings. The Company also acknowledges that it may not assert Staff Comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the fiscal year ended May 27, 2007

Exhibit 13

Financial Statements

Consolidated Balance Sheets, page 19

1.	We note that the assets and liabilities of your underperforming Bahama Breeze and Smokey Bones and Rocky River Grillhouse restaurants that you have closed or which you plan to sell, have been reflected as assets and liabilities held for sale in your consolidated balance sheet as at May 27, 2007. However, we also note that you have not presented the related balance sheet amounts at May 28, 2006 on a consistent basis with the 2007 presentation. Please note that in accordance with paragraph 49 of SFAS No. 144, amounts presented in prior period statements of financial position, which are subsequently presented for comparative purposes should be reclassified to reflect the application of the provisions of paragraph 46 of SFAS No. 144. Please confirm that you will revise your consolidated balance sheets in any future filings to comply with the guidance outlined in paragraph 49 of SFAS No. 144.

Assets and liabilities of the underperforming Bahama Breeze, Smokey Bones and Rocky River Grillhouse restaurants that were classified as held for sale as of May 27, 2007 were not reclassified in the consolidated balance sheet as of May 28, 2006. The assets and liabilities of those underperforming restaurants did not meet the criteria for classification as held for sale, as defined in paragraph 30 of SFAS No. 144, as of May 28, 2006. The guidance in paragraph 49 of SFAS No. 144 (as referenced in your comment) addresses the transition provisions of SFAS No. 144 at the time of initial adoption, for those assets and liabilities that met the criteria for classification as held for sale in the previously issued consolidated balance sheet. Under the provisions of SFAS No. 144, we have not reclassified the assets and liabilities associated with these underperforming restaurants in our previously issued consolidated balance sheet, as they did not meet the criteria for classification as “held for sale” as of May 28, 2006. However, in accordance with paragraph 46 of SFAS No. 144, we disclose in Note 2 in the Notes to Consolidated Financial Statements a detail of the assets and liabilities associated with the restaurants reported as discontinued operations and classified as held for sale in our accompanying consolidated balance sheet as of May 27, 2007 and the related carrying amounts as of May 28, 2006.

Note 17. Stock-Based Compensation, page 42

2.	We note from the disclosure on page 42 that certain stock awards to your directors are payable in common stock, or cash or a combination thereof, or deferred. Please tell us and clarify in your financial statements in future filings whether these stock based compensation awards which may be payable in cash are classified as liabilities in your financial statements pursuant to paragraph 32 of SFAS No. 123R. If not, please explain why. We may have further comment upon receipt of your response.

Our directors have the ability to elect to receive a portion of their compensation in the form of common stock, cash, or a combination thereof or to defer receipt. The election to receive payment in common stock, cash or a combination thereof or to defer receipt is made prior to the grant date of the award and is irrevocable. The compensation that is elected to be received in cash is classified as a liability in our financial statements pursuant to paragraph 32 of SFAS No. 123R. In future filings, we will enhance our disclosures for stock based compensation awards to clarify the classification of the awards which may be settled in cash.

Schedule 14A filed on August 6, 2007

Annual Cash Incentive, page 28

3.	In future filings, please disclose all performance targets, including targets for sales, operating profit and earnings per share that must be achieved in order for your executive officers to earn their annual incentive compensation. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. Please provide insight into the factors considered by the committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

In future filings, we will disclose information pertaining to all performance targets that must be achieved in order for our executive officers to earn their annual incentive compensation, or if we believe that such disclosure is not required, will provide on a supplemental basis a detailed explanation for such conclusion. To the extent that we have an appropriate basis for omitting specific targets, we will discuss how difficult it would be for the named executive officers or how likely it will be for us to achieve the undisclosed target levels or other factors. We also will provide insight into the factors considered by our Compensation Committee prior to the awarding of performance-based compensation.

We trust that this letter is fully responsive to your comments. Please do not hesitate to contact the undersigned at 407-245-5286 or Douglas Wentz, Senior Associate General Counsel at 407-245-5811, if you have any further questions.

Respectfully,

DARDEN RESTAURANTS, INC.

By:	/s/ C. Bradford Richmond
C. Bradford Richmond
Senior Vice President and Chief Financial Officer

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